Exhibit 3.1
AMENDMENT NO. 2 TO THE
RESTATED BY-LAWS
OF
ZIMMER HOLDINGS, INC.
     Article II, Section 2.08 of the By-Laws is, effective immediately, hereby amended and restated in its entirety to read as follows:
     SECTION 2.08. Procedure for Election of Directors; Required Vote.
     (a) Election of Directors. Election of Directors at all meetings of the stockholders at which Directors are to be elected shall be by ballot. Subject to the rights of the holders of any series of Preferred Stock to elect Directors under an applicable Preferred Stock Designation, and except as provided in this Section 2.08(a), each Director shall be elected by the vote of the majority of the votes cast with respect to that Director’s election at any meeting for the election of Directors at which a quorum is present; provided, however, that if the number of nominees exceeds the number of Directors to be elected, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Section 2.08(a), a majority of votes cast shall mean that the number of shares voted “for” a Director’s election exceeds the number of votes cast “against” that Director’s election. If a nominee for Director is not elected and the nominee is an incumbent Director, the Director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Corporate Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Corporate Governance Committee in making its recommendation and the Board of Directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. The Director who tenders his or her resignation will not participate in the recommendation of the Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If such incumbent

Director’s resignation is not accepted by the Board of Directors, such Director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If a Director’s resignation is accepted by the Board of Directors pursuant to this Section 2.08(a), or if a nominee for Director is not elected and the nominee is not an incumbent Director, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Section 7.03 of the Certificate of Incorporation or may decrease the size of the Board of Directors pursuant to the provisions of Section 7.01 of the Certificate of Incorporation.
     (b) Other Matters. Except as otherwise provided by law, the Certificate of Incorporation, a Preferred Stock Designation, applicable stock exchange rules or other rules and regulations applicable to the Corporation or these By-Laws, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.